Exhibit (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 21, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to (nor will tenders be accepted in from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to holders of such Shares in such jurisdiction. In any jurisdiction where securities, Blue Sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
and
All Outstanding Shares of Convertible Preferred Stock
of

Datakey, Inc.

at
$0.65 per share of Common Stock
$2.50 per share of Convertible Preferred Stock
by

Snowflake Acquisition Corp.

a wholly owned subsidiary of

SafeNet, Inc.

     Snowflake Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SafeNet, Inc., a Delaware corporation (“SafeNet”), is offering to purchase all issued and outstanding shares of common stock, par value $0.05 per share, of Datakey, Inc., a Minnesota corporation (“Datakey”), including the associated preferred stock or other rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, between Datakey and Wells Fargo Bank Minnesota, N.A., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of convertible preferred stock, liquidation value $2.50 per share, of Datakey (the “Convertible Preferred Stock,” and together with the Common Stock, the “Shares” and each share thereof a “Share”), at a price of $0.65 per share of Common Stock and $2.50 per share of Convertible Preferred Stock, net to the seller in cash (the “Offer Price”), without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A., which is acting as the depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay all fees and expenses of the Depositary and Innisfree M& A Incorporated, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. The Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in Datakey. Following consummation of the Offer, the Purchaser intends to seek representation on Datakey’s Board of Directors and to seek to have Datakey consummate the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 19, 2004, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (a) that number of shares of Common Stock which, together with any shares of Common Stock then owned by SafeNet or Purchaser (without giving effect to shares subject to purchase under the Purchaser Option (as defined below) or the Stockholders Agreement (as defined below)), represents greater than 90% of the shares of Common Stock outstanding and (b) and that number of shares of Convertible Preferred Stock which (without giving effect to shares subject to purchase under the Purchaser Option or the Stockholders Agreement) represents 100% of the Convertible Preferred Stock outstanding. The Offer is also conditioned upon, among other things following not occurring: (a) a court or other governmental authority entering or threatening any judgment, order, action, or decree that (i) would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet, (ii) would in any way make the offer illegal or materially more costly, limit the offer or limit the operation of Datakey by Purchaser or require divestiture of any of the assets of the Company by Purchaser after the closing of the Merger; (iii) would limit the ability of the Purchaser to exercise full rights of ownership of the Shares, (iv) would require the divestiture of the Shares by Purchaser, or (v) which otherwise would have a material adverse effect on the Company or Purchaser, (b) any law or interpretation of existing law being proposed which would result in any of the consequences in (a)(i)-(v), (c) any events occurring that would be reasonably likely to have a material adverse effect on the business of Datakey except for effects resulting from (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Datakey competes, or (iii) the taking of any action contemplated by the Merger Agreement; (d)(i) any suspension of, or limitation of prices for, trading in securities on the New Stock Exchange or NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States, or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; (e)(i) any person other than Purchaser or SafeNet, having acquired or entered into an agreement to acquire 50% or more of the then outstanding Shares, or (ii) the Board of Directors of Datakey (or Special Committee thereof) having (A) withdrawn or modified, in a manner adverse to Purchaser or SafeNet, the Board of Directors’ (or such special committee’s) approval and recommendation of the Offer, the Merger or the Merger Agreement, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal (as defined in the Offer), (C) caused Datakey to enter into an agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing; (f) the representations and warranties of Datakey set forth in the Merger Agreement not being true and correct in all material respects; (g) Datakey failing to perform any obligation to be performed with by it under the Merger Agreement; (h) all material consents required from third parties (other than governmental authorities) in connection with the Merger or the Offer not being obtained by Datakey and Purchaser has not waived this requirement; (i) the Merger Agreement being terminated in accordance with its terms; (j) Purchaser and SafeNet having agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; (k) any one or more of the representations and warranties related to legal requirements applicable to the Offer and the Merger or the amendment of the Datakey’s Rights Plan to facilitate the Merger being breached in any respect or are inaccurate in any respect; or (l) any non-competition or similar obligations of Datakey being reasonably expected to prohibit or restrict SafeNet or any of SafeNet’s subsidiaries from developing, manufacturing, marketing or selling any of the current products of SafeNet or its subsidiaries or any products of SafeNet or its subsidiaries currently in design or development.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2004 (the “Merger Agreement”), by and among SafeNet, the Purchaser and Datakey, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Datakey and the separate corporate existence of the Purchaser will thereupon cease. The merger of the Purchaser with and into Datakey, as effected pursuant to the immediately preceding sentence, is referred to herein as the “Merger.” At the effective time of the Merger (the “Effective Time”), each Share (other than Shares held by SafeNet, the Purchaser or any other wholly owned subsidiary of SafeNet and Shares held by a holder who has not voted in favor of the Merger or consented thereto in writing and who complies with Section 302A.471 of the Minnesota Business Corporation Act (“Minnesota Law”)) will be canceled and retired and converted into the right to receive the $0.65 per share of Common Stock or $2.50 per share of Convertible Preferred Stock, as the case may be, (or any greater amount per Share paid pursuant to the Offer) in cash, without interest.

     The Board of Directors of Datakey has unanimously determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in the best interests of Datakey’s stockholders and has unanimously recommended that the holders of such Shares accept the Offer and tender their Shares pursuant to the Offer.

     As a condition and inducement to SafeNet’s and the Purchaser’s willingness to enter into the Merger Agreement, certain stockholders of Datakey (each a “Stockholder”) entered into a Stockholders Agreement, dated as of September 9, 2004, with SafeNet and the Purchaser (the “Stockholders Agreement”). The Stockholders Agreement provides for the tender into the Offer of all Shares held by the Stockholders (subject to any limitations arising out of Minnesota law), which as of September 9, 2004 represented approximately 23% of the issued and outstanding Shares, including any Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise. The Stockholder Agreement also requires the Stockholders to vote such Shares (1) in favor of approval and adoption of the Merger Agreement (as the same may have been amended or revised) and any action required in furtherance thereof, (2) against any agreement or transaction to an acquisition proposal other than as proposed by SafeNet or the Purchaser and (3) against any proposal, action or transaction that would prevent, or materially impede or delay, the consummation of the Offer or Merger. Shares subject to the Stockholders Agreement, and warrants and stock options held by the Stockholders, are also subject to certain restrictions on transfer under the Stockholders Agreement. Also as a condition and inducement to SafeNet’s and the Purchaser’s willingness to enter into the Merger Agreement, Datakey entered into a Purchaser Option Agreement, dated September 9, 2004, by and between SafeNet, the Purchaser and Datakey, pursuant to which Datakey granted the Purchaser an irrevocable option (the “Purchaser Option”) to purchase, for the Offer Price, shares of Common Stock and Convertible Preferred Stock, in such relative amounts as determined by the Purchaser in its discretion up to such number of Shares, which upon exercise, would result in Purchaser owning at least 90% of the outstanding shares of Common Stock. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary at one of its addresses appearing on the back cover of the Offer to Purchase of (1) certificates representing, or a timely Book-Entry Confirmation with respect to, such Shares into the Depositary’s account at the Depositary Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures described in Section 3-“Procedure for Tendering Shares” of the Offer to Purchase, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3-“Procedure for Tendering Shares” of the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal.

     The Purchaser may, without the consent of Datakey, (1) if at any scheduled expiration of the Offer any of the conditions to the Purchaser’s obligation to accept Shares for payment shall not be satisfied or waived, extend the Offer beyond the Expiration Date (defined below) for a time period reasonably necessary to permit such condition to be satisfied, and (2) extend the Offer for any period required by any rule, regulation or interpretation of the United States Securities and Exchange Commission, or the staff thereof, applicable to the Offer. The Purchaser may, without the consent of Datakey, also extend the Offer in accordance with Rule 14d-11 under the Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of Datakey. The term “Expiration Date” shall mean 12:00 midnight, New York City time, on October 19, 2004, unless and until the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act.

     Shares tendered pursuant to the Offer may be withdrawn (pursuant to the procedures set forth below) at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after November 19, 2004, unless such Shares have been accepted for payment as provided in the Offer to Purchase. No withdrawal rights will apply to Shares tendered into a subsequent offering period under Rule 14d-11 of the Exchange Act and no withdrawal rights apply during a “subsequent offering period” under Rule 14d-11 with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and class of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (a financial institution, including most commercial banks, savings and loan associations and brokerage houses, that is a participant in the Security Transfer Agent’s Medallion Program, or any other “eligible guarantor institute,” as such term is defined in Rule 17Ad-15 under the Exchange Act), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as contained in Section 3-“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3-“Procedure for Tendering Shares” of the Offer to Purchase any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the Alternative Minimum Tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5-“Certain United States Federal Income Tax Consequences” of the Offer to Purchase.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     Datakey has provided the Purchaser with Datakey’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed by the Purchaser to record holders of Shares, and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

     Questions and requests for assistance may be directed to the Information Agent at their respective addresses and telephone numbers as set forth below. Requests for additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

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501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Please Call Toll-Free: (888) 750-5834

September 21, 2004

21106     Taylor & Ives     Howard Balley
Farrington & Favia Inc.     (212) 685-4909
Taylor & Ives (212) 921-9300
September04/TaylorIves/21106-D-01
9/20/04     jn     Proof     5     4

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